UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Grupo Aeroportuario del Pacifico Announces Results for the Second Quarter of 2021

GUADALAJARA, Mexico, July 29, 2021 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reported its consolidated results for the second quarter ended June 30, 2021 (2Q21) (at the end of this report, tables are presented of passenger traffic and consolidated results for 2021 compared to 2019, in order to illustrate the recovery of our financial results and their trend). Figures are unaudited and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

COVID-19 Impact

During the first half of the year (1H21), passenger traffic increased 37.8% compared to 1H20 and decreased 23.4% as compared to 1H19, demonstrating a better-than-expected recovery, despite continuing restrictions on international travel. The United States Government expanded the requirement for negative COVID-19 testing for all air passengers entering the United States beginning January 26, 2021. Additionally, as of January 7, 2021, there were similar testing requirements for air passengers traveling to Canada, and subsequently, the Canadian Government suspended flights with Mexico and the Caribbean until July 5, 2021, directly affecting the recovery of passenger traffic levels at our Puerto Vallarta, Montego Bay and Kingston airports.

Company measures during 2Q21:

  The Company continued supporting airlines and commercial clients. For commercial contracts, the Company granted discounts on guaranteed minimum rent amounts in accordance with the percentage decrease in passenger traffic at each airport as compared to 2Q19, while maintaining our percentage of participation in revenues. With regards our support to the airlines, the Company continued its incentive program in accordance with the reactivation of routes and frequencies that were held prior to the pandemic.
  The control measures for our cost of services were maintained throughout some expense line items and primarily at our airports that have experienced a slower recovery. However, as a result of the increase in passenger traffic during 2Q21, we have freed certain restrictions particularly on personnel, maintenance, security, and cleaning services, among others.

Impact of COVID-19 on the Company’s Financial Position:

During 2Q21, results were significantly better as compared to 2Q20, with an increase in revenues in 2Q21 of 345.4% and an increase in cost of services of 8.5%, the Company generated positive EBITDA of Ps. 2,797.1 million.

In 2Q21, operating activities continued generating positive cash flow. The Company reported a financial position of cash and cash equivalents as of June 30, 2021, of Ps. 15,503.0 million (1.6% lower than the 2Q20 balance). During 2Q21, the Company issued long-term bond certificates (Certificados Bursátiles) for Ps. 4,500.0 million. The proceeds were used to pay off the Ps. 1,000.0 million debt contracted for working capital in 2Q20 with Scotiabank, the Ps. 1,500.0 million maturity payment for the “GAP16” certificate (which was paid on July 2, 2021), and the remainder will be used for committed investments at our Mexican airports. Additionally, cash flow from operating activities was used to pay off the Ps. 1,000.0 million debt contracted for working capital in May 2020 with BBVA. Additionally, a payment of Ps. 3.8230950615 per share outstanding was made as a capital reduction and Ps. 872.9 million in share repurchases were made during 2Q21.

In 2Q21, the Company performed an assessment of the portfolio risk of our airlines and commercial clients in terms of liquidity. As a result, during this quarter it was not necessary to recognize the reserve provision for expected credit losses due to growth and recovery of our main airlines and commercial clients.

During 2Q21, the Company continued evaluating the possible adverse impacts of the pandemic on its financial condition and operating results. The Company also reviewed key indicators and impairment tests of significant long-term assets, expected credit losses and recovery of assets due to deferred taxes. In this evaluation, the Company reviewed financial results for the short, medium, and long term, concluding that a significant deterioration of the Company’s assets is not expected. As such, the Company does not foresee a business interruption or closing operations at any of its airports. However, the Company cannot ensure that the negative effect of the pandemic will continue decreasing in the coming quarter, nor can it ensure that local and global economic conditions will improve. The Company can also not predict the availability of financing, or what general credit conditions will be.

The Company will continue to monitor the pandemic’s adverse effects on the results of operations, including the monitoring of key indicators, impairment tests, projections, budgets, fair values, future cash flow related to the recovery of significant financial and non-financial assets, as well as possible contingencies. The Company will continue informing the market in a timely manner regarding future material updates on airport operations and the measures adopted for preserving liquidity and ensuring business continuity.

Summary of Results 2Q21 vs. 2Q20 (and 2Q19 for purposes of illustrating the recovery trend):

  The sum of aeronautical and non-aeronautical services revenues increased by Ps. 3,051.2 million, or 345.4% (Ps. 399.7 million, or 11.3%, as compared to 2Q19). Total revenues increased by Ps. 3,410.7 million, or 229.7% (Ps. 1,238.3 million, or 33.9%, as compared to 2Q19).

  Cost of services increased by Ps. 52.1 million, or 8.1% (as compared to 2Q19, cost of services decreased Ps. 9.7 million, or 1.4%).

  Income from operations increased by Ps. 2,655.4 million, or 720.3% (Ps. 287.7 million, or 14.4%, as compared to 2Q19).

  EBITDA increased by Ps. 2,660.6 million, or 1,948.8% (Ps. 372.2 million, or 15.3%, as compared to 2Q19), going from Ps. 136.5 million in 2Q20 to Ps. 2,797.1 million in 2Q21. EBITDA margin (excluding the effects of IFRIC 12) increased from 15.6% in 2Q20 to 71.2% in 2Q21 (EBITDA margin (excluding the effects of IFRIC 12) was 68.8% in 2Q19).

  Net comprehensive income increased Ps. 2,247.0 million, or 237.5% (Ps. 228.7 million, or 18.8%, as compared to 2Q19), from a loss of Ps. 946.0 million in 2Q20 to an income of Ps. 1,300.9 million in 2Q21.

Passenger Traffic

During 2Q21, total passengers at the Company’s 14 airports increased by 9,373.9 thousand passengers, an increase of 562.6%, compared to 2Q20 (as compared to 2Q19, total passengers decreased by 1,169.3 thousand, or 9.6%).

During 2Q21, the following new routes were opened:

National:

Airline	Departure	Arrival	Opening date	Frequencies
Aeromar	La Paz	Mazatlán	June 17, 2021	2 weekly frequencies
Volaris	Méxicali	Cancún	June 18, 2021	2 weekly frequencies

Note: Frequencies can vary without prior notice.

International:

Airline	Departure	Arrival	Opening date	Frequencies
United	Guanajuato	Chicago O’Hare	June 3, 2021	7 weekly frequencies
American Airlines	Hermosillo	Dallas Fort Worth	June 3, 2021	7 weekly frequencies
JetBlue	Los Cabos	Los Ángeles	June 17, 2021	6 weekly frequencies
JetBlue	Los Cabos	Nueva York (JFK)	June 17, 2021	5 weekly frequencies

Note: Frequencies can vary without prior notice.

Domestic Terminal Passengers – 14 airports (in thousands):
Airport	2Q20	2Q21	Change	6M20	6M21	Change
Guadalajara	393.8	2,177.8	453.0%	2,730.3	3,751.4	37.4%
Tijuana *	460.3	1,773.3	285.3%	1,880.3	3,184.1	69.3%
Los Cabos	76.1	520.5	584.0%	478.8	887.4	85.3%
Puerto Vallarta	34.0	453.1	1233.5%	401.8	753.5	87.6%
Guanajuato	55.9	394.9	606.6%	480.5	680.9	41.7%
Montego Bay	0.0	0.0	0.0%	1.0	0.0	(100.0%)
Hermosillo	58.5	360.8	517.2%	454.6	618.4	36.0%
Mexicali	46.9	273.0	481.5%	323.9	463.2	43.0%
Morelia	46.1	145.8	216.2%	171.9	255.7	48.7%
La Paz	33.5	228.5	582.2%	247.0	397.7	61.0%
Aguascalientes	20.0	144.6	622.4%	157.6	242.4	53.8%
Kingston	0.0	0.7	3204.8%	1.3	0.7	(46.6%)
Los Mochis	10.6	91.7	763.9%	97.4	162.6	66.9%
Manzanillo	1.9	23.1	1105.9%	25.1	40.3	60.4%
Total	1,237.6	6,587.9	432.3%	7,451.5	11,438.1	53.5%
*CBX users are classified as international passengers.

International Terminal Passengers – 14 airports (in thousands):
Airport	2Q20	2Q21	Change	6M20	6M21	Change
Guadalajara	159.9	949.3	493.7%	1,117.7	1,544.3	38.2%
Tijuana *	140.7	737.8	424.4%	825.0	1,162.6	40.9%
Los Cabos	28.2	983.4	3392.3%	975.2	1,517.8	55.6%
Puerto Vallarta	25.0	575.8	2201.1%	1,111.3	928.2	(16.5%)
Guanajuato	16.9	163.4	867.5%	165.1	248.8	50.7%
Montego Bay	16.7	656.8	3832.9%	1,149.6	961.5	(16.4%)
Hermosillo	1.9	25.9	1286.7%	20.6	45.8	121.8%
Mexicali	0.1	1.1	1108.6%	1.3	1.8	39.9%
Morelia	9.3	101.8	996.6%	108.9	176.9	62.4%
La Paz	0.4	4.3	871.7%	3.8	8.3	119.9%
Aguascalientes	6.9	54.6	696.6%	55.3	88.6	60.2%
Kingston	21.6	183.4	749.1%	375.1	298.8	(20.3%)
Los Mochis	0.1	2.4	3542.4%	1.3	4.0	198.6%
Manzanillo	1.1	12.1	1031.6%	29.5	21.5	(27.3%)
Total	428.6	4,452.2	938.7%	5,939.9	7,008.7	18.0%
*CBX users are classified as international passengers.

Total Terminal Passengers – 14 airports (in thousands):
Airport	2Q20	2Q21	Change	6M20	6M21	Change
Guadalajara	553.7	3,127.2	464.8%	3,848.1	5,295.7	37.6%
Tijuana *	600.9	2,511.1	317.9%	2,705.3	4,346.6	60.7%
Los Cabos	104.3	1,503.9	1342.5%	1,454.0	2,405.1	65.4%
Puerto Vallarta	59.0	1,028.9	1643.8%	1,513.1	1,681.8	11.1%
Guanajuato	72.8	558.3	667.2%	645.6	929.7	44.0%
Montego Bay	16.7	656.8	3832.9%	1,150.6	961.5	(16.4%)
Hermosillo	60.3	386.8	541.1%	475.2	664.2	39.8%
Mexicali	47.0	274.1	482.8%	325.2	465.0	43.0%
Morelia	55.4	247.6	347.0%	280.8	432.5	54.0%
La Paz	33.9	232.9	586.0%	250.8	406.0	61.9%
Aguascalientes	26.9	199.3	641.3%	212.9	330.9	55.4%
Kingston	21.6	184.1	751.5%	376.4	299.5	(20.4%)
Los Mochis	10.7	94.1	781.0%	98.7	166.6	68.7%
Manzanillo	3.0	35.2	1079.4%	54.6	61.7	13.0%
Total	1,666.2	11,040.1	562.6%	13,391.4	18,446.9	37.8%
*CBX users are classified as international passengers.

CBX (thousands)						Table 5
Airport	2Q20	2Q21	Change	6M20	6M21	Change
Tijuana	140.4	731.6	421.1%	817.7	1,152.6	41.0%

Consolidated Results for the Second Quarter of 2021 (in thousands of pesos):

	2Q20	2Q21	Change
Revenues
Aeronautical services	551,875	3,023,604	447.9%
Non-aeronautical services	331,641	911,151	174.7%
Improvements to concession assets (IFRIC 12)	601,542	960,983	59.8%
Total revenues	1,485,058	4,895,738	229.7%

Operating costs
Costs of services:	643,554	695,644	8.1%
Employee costs	239,260	289,828	21.1%
Maintenance	97,402	109,037	11.9%
Safety, security & insurance	104,079	124,605	19.7%
Utilities	79,692	95,591	20.0%
Other operating expenses	123,121	76,583	(37.8%)

Technical assistance fees	8,777	135,441	1443.1%
Concession taxes	94,721	303,817	220.7%
Depreciation and amortization	505,174	510,380	1.0%
Cost of improvements to concession assets (IFRIC 12)	601,542	960,983	59.8%
Other (income) expense	(58)	2,712	4775.9%
Total operating costs	1,853,710	2,608,977	40.7%
(Loss) income from operations	(368,651)	2,286,761	720.3%

Financial Result	(311,089)	(406,199)	30.6%
Share of loss of associates	(83)	-	100.0%
(Loss) income before income taxes	(679,823)	1,880,562	376.6%
Income taxes	97,616	(456,589)	(567.7%)
Net (loss) income	(582,207)	1,423,973	344.6%
Currency translation effect	(66,233)	(146,953)	121.9%
Cash flow hedges, net of income tax	(287,997)	23,233	108.1%
Remeasurements of employee benefit – net income tax	(9,558)	735	107.7%
Comprehensive (loss) income	(945,995)	1,300,988	237.5%
Non-controlling interest	29,645	13,545	(54.3%)
Comprehensive (loss) income attributable to controlling interest	(916,350)	1,314,533	243.5%

	2Q20	2Q21	Change
EBITDA	136,523	2,797,141	1948.8%
Comprehensive (loss) income	(945,994.96	1,300,988	237.5%
Comprehensive (loss) income per share (pesos)	(1.69	2.5018	248.4%
Comprehensive (loss) income per ADS (US dollars)	(0.73	1.2568	272.0%

Operating (loss) income margin	(24.8%)	46.7%	288.2%
Operating (loss) income margin (excluding IFRIC 12)	(41.7%)	58.1%	239.3%
EBITDA margin	9.2%	57.1%	521.5%
EBITDA margin (excluding IFRIC 12)	15.6%	71.2%	357.6%
Costs of services and improvements / total revenues	83.8%	33.8%	(59.6%)
Cost of services / total revenues (excluding IFRIC 12)	72.8%	17.7%	(75.7%)

- Net (loss) income and comprehensive (loss) income per share for 2Q21 were calculated based on 520,024,505 shares outstanding as of June 30, 2021, and for 2Q20 were calculated based on 525,525,547 shares outstanding as of June 30, 2020. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 19.9060 per U.S. dollar (the noon buying rate on June 30, 2021, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of the Montego Bay and Kingston airports, the average three-month exchange rate of Ps. 20.0503 per U.S. dollar for the three months ended June 30, 2021, was used.

Revenues (2Q21 vs. 2Q20)

  Aeronautical services revenues increased by Ps. 2,471.7 million, or 447.9%.
  Non-aeronautical services revenues increased by Ps. 579.5 million, or 174.7%.
  Revenues from improvements to concession assets increased by Ps. 359.4 million, or 59.8%.
  Total revenues increased by Ps. 3,410.7 million, or 229.7%.
  The change in aeronautical services revenues was composed primarily of the following factors:

    Revenues at the Company’s Mexican airports increased by Ps. 2,201.1 million or 481.6% compared to 2Q20, mainly as a result of the 526.5% increase in passenger traffic. As international passenger traffic accelerates and business passenger traffic recovers, the Company expects to be closer to recovering pre-pandemic revenue levels.

    Revenues from the Montego Bay airport increased by Ps. 197.5 million, or 393.3%, compared to 2Q20. This was mainly due to the 3,832.9% increase in passenger traffic. The passenger traffic increase was partially offset by the 14.2% appreciation of the peso versus the U.S. dollar during 2Q21, which went from an average exchange rate of Ps. 23.3631 in 2Q20 to Ps. 20.0503 in 2Q21.

    Revenues from the Kingston airport increased by Ps. 73.0 million, or 163.5% compared to 2Q20, mainly due to a 751.5% increase in passenger traffic. The appreciation of the peso versus the dollar partially offset the increase in passenger traffic.

  The change in non-aeronautical services revenues was composed primarily of the following factors:

    Revenues from the Company’s Mexican airports increased by Ps. 511.2 million, or 204.5%, compared to 2Q20. Revenues from businesses operated by third parties increased by Ps. 368.3 million. This was mainly due to an increase in revenues from food and beverage, duty-free stores, car rentals, retail, and time shares, which jointly increased by Ps. 318.1 million, or 239.6%. Revenues from businesses operated directly by the Company increased by Ps. 128.1 million, or 176.6%, while the recovery of costs increased by Ps. 14.7 million, or 62.0%.

    Revenues from the Montego Bay airport increased by Ps. 57.8 million, or 99.6%, compared to 2Q20. Revenues in U.S. dollars increased by US$ 3.3 million, or 132.6%. However, the 14.2% appreciation of the peso versus the dollar partially offset the revenue increase in 2Q21.

    Revenues from the Kingston airport declined by Ps. 10.6 million, or 44.7%, compared to 2Q20. Revenues in U.S. dollars decreased by US$ 0.7 million, or 68.7%.
	2Q20	2Q21	Change
Businesses operated by third parties:
Duty-free	25,647	141,096	450.1%
Food and beverage	32,575	122,340	275.6%
Retail	36,812	100,186	172.2%
Car rentals	46,340	94,946	104.9%
Leasing of space	49,487	61,215	23.7%
Time shares	1,085	49,656	4475.7%
Ground transportation	12,414	34,431	177.4%
Communications and financial services	5,820	22,524	287.0%
Other commercial revenues	13,548	31,427	132.0%
Total	223,727	657,820	194.0%

Businesses operated directly by us:
Car parking	23,130	97,921	323.4%
VIP lounges	19,401	52,638	171.3%
Advertising	23,739	11,414	(51.9%)
Convenience stores	8,542	43,852	413.4%
Total	74,811	205,826	175.1%
Recovery of costs	33,103	47,503	43.5%
Total Non-aeronautical Revenues	331,641	911,151	174.7%

Figures expressed in thousands of Mexican pesos.

  Revenues from improvements to concession assets1
  Revenues from improvements to concession assets (IFRIC-12) increased by Ps. 359.4 million, or 59.8%, compared to 2Q20, mainly in:

    The Company’s Mexican airports, which increased by Ps. 401.3 million, or 74.6%, as a result of the increase in committed investments in the Master Development Program for the 2020-2024 period.

    Improvements to concession assets at the Montego Bay airport decreased Ps. 41.8 million, or 66.0%. During 2Q21, no investments in improvements to concession assets were made at the Kingston airport.

________________________
[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs increased by Ps. 755.3 million, or 40.7%, compared to 2Q20, mainly due to a Ps. 359.4 million, or 59.8%, increase in the cost of improvements to the concession assets (IFRIC-12), a Ps. 335.8 million, or 324.4%, increase in concession taxes and technical assistance fees, and a Ps. 52.1 million, or 8.1% increase in cost of services (excluding the cost of improvements to concession assets, operating costs increased Ps. 395.8 million, or 31.6%). Total operating costs increase was composed primarily of the following factors:

Mexican Airports:

  Operating costs increased by Ps. 726.2 million, or 50.2%, compared to 2Q20, primarily due to a Ps. 401.3 million, or 74.6%, increase in the cost of improvements to the concession assets (IFRIC-12) (excluding this cost, operating costs increased by Ps. 324.9 million or 35.8%), a Ps. 261.6 million, or 593.6%, increase in technical assistance fees and concession taxes, a Ps. 45.2 million, or 9.1%, increase in cost of services and a Ps. 20.3 million, or 5.6%, increase in depreciation and amortization.

The change in the cost of services during 2Q21 was mainly due to:

  Employee costs increased Ps. 53.2 million, or 28.5%, compared to 2Q20, mainly due to the recognition of labor provisions in accordance with the reform to the Labor Law in Mexico and the hiring of additional personnel as required for airport operations.
  Safety, security, and insurance costs increased Ps. 21.9 million, or 32.8%, compared to 2Q20, mainly due to an increase in the number of security staff as compared to 2Q20 when the partial closure of some operating areas reduced the need for personnel.
  Maintenance costs increased by Ps. 12.7 million, or 16.7%, compared to 2Q20.
  Other operating expenses decreased by Ps. 49.5 million or 44.0%, compared to 2Q20, mainly due to a Ps. 67.5 million decrease in the allowance for credit losses and the cost of sanitation supplies, purchase of supplies and donations to the medical sector for the prevention of COVID-19. This decrease was partially offset by a Ps. 18.0 million increase in the cost of sales in VIP lounges and convenience stores, FBO services and travel expenses.

Montego Bay Airport:

  Operating costs decreased by Ps. 25.7 million, or 8.3%, compared to 2Q20, mainly due to a Ps. 41.8 million, or 66.0%, decrease in cost of improvements to the concession assets (IFRIC-12), a Ps. 15.1 million, or 11.0%, decrease in depreciation and amortization and the 14.2% appreciation of the Mexican peso against the U.S. dollar. However, this decrease was partially offset by an increase in concession taxes of Ps. 25.5 million, or 161.1%. Operating costs in U.S. dollars declined by US$ 0.3 million.

Kingston Airport:

  Operating costs increased by Ps. 54.8 million, or 55.2%, compared to 2Q20, mainly due to a Ps. 48.7 million, or 111.6% increase in concession taxes, and a Ps. 6.2 million, or 11.7% increase in the cost of services. Operating costs in U.S. dollars increased by US$ 3.1 million.

Operating margin for 2Q21 went from a negative margin of 24.8% in 2Q20 to a positive margin of 46.7% in 2Q21. Excluding the effects of IFRIC-12, operating margin went from a negative margin of 41.7% to a positive margin of 58.1% in 2Q21. Operating income increased Ps. 2,655.4 million, or 720.3%, compared to 2Q20.

EBITDA margin went from 9.2% in 2Q20 to 57.1% in 2Q21. Excluding the effects of IFRIC-12, EBITDA margin went from 15.6% in 2Q20 to 71.2% in 2Q21. The nominal value of EBITDA was Ps. 2,797.1 million in 2Q21, compared to Ps. 136.5 million in 2Q20.

Financial cost increased by Ps. 95.1 million, from a net expense of Ps. 311.1 million in 2Q20 to a net expense of Ps. 406.2 million in 2Q21. This increase was mainly the result of:

  Foreign exchange rate fluctuations, which went from an expense of Ps. 49.3 million in 2Q20 to an expense of Ps. 102.1 million in 2Q21. This generated an increase in the foreign exchange loss of Ps. 52.7 million. The currency translation effect increased Ps. 80.7 million, compared to 2Q20.

  An increase in interest expenses of Ps. 53.6 million, or 15.0%, compared to 2Q20, mainly due to higher debt as a result of the issuance of long-term bonds and bank loans disbursed during 2020.

  Interest income increased by Ps. 11.3 million, or 11.7%, compared to 2Q20, mainly due to an increase in the average balance of cash and cash equivalents during 2Q21 as compared to 2Q20.

In 2Q21, comprehensive income increased by Ps. 2,247.0 million, or 237.5%, compared to 2Q20. This increase was mainly due to the Ps. 2,560.4 million increase in profit before taxes derived from the significant increase in passenger traffic, as well as the Ps. 311.2 million increase in the cash flow hedge reserve. This increase was partially offset by an increase in income taxes of Ps. 554.2 million.

During 2Q21, net income increased by Ps. 2,006.2 million, or 344.6%, compared to 2Q20. Income taxes increased by Ps. 633.7 million and were partially offset by a Ps.79.6 million increase in the benefit for deferred taxes, mainly due to a higher inflation rate, that went from deflation of 0.62% in 2Q20 to inflation of 1.01% in 2Q21.

Consolidated Results for the First Six Months of 2021 (in thousands of pesos):

	6M20	6M21	Change
Revenues
Aeronautical services	3,675,657	5,096,371	38.7%
Non-aeronautical services	1,353,482	1,547,138	14.3%
Improvements to concession assets (IFRIC 12)	1,424,757	1,890,226	32.7%
Total revenues	6,453,897	8,533,734	32.2%

Operating costs
Costs of services:	1,380,112	1,348,342	(2.3%)
Employee costs	486,466	533,462	9.7%
Maintenance	211,805	203,476	(3.9%)
Safety, security & insurance	229,405	248,431	8.3%
Utilities	171,319	172,764	0.8%
Other operating expenses	281,117	190,209	(32.3%)

Technical assistance fees	141,041	223,798	58.7%
Concession taxes	538,427	517,657	(3.9%)
Depreciation and amortization	987,231	1,013,125	2.6%
Cost of improvements to concession assets (IFRIC 12)	1,424,757	1,890,226	32.7%
Other expense (income)	9,022	(637)	(107.1%)
Total operating costs	4,480,591	4,992,510	11.4%
Income from operations	1,973,307	3,541,224	79.5%

Financial Result	(326,183)	(485,503)	48.8%
Share of loss of associates	3	1	66.7%
Income before income taxes	1,647,127	3,055,722	85.5%
Income taxes	(421,271)	(594,170)	41.0%
Net income	1,225,856	2,461,552	100.8%
Currency translation effect	1,351,131	(85,224)	(106.3%)
Cash flow hedges, net of income tax	(348,105)	240,027	169.0%
Remeasurements of employee benefit – net income tax	(9,705)	1,837	118.9%
Comprehensive income	2,219,177	2,618,192	18.0%
Non-controlling interest	(164,109)	650	100.4%
Comprehensive income attributable to controlling interest	2,055,068	2,618,842	27.4%

	6M20	6M21	Change
EBITDA	2,960,536	4,554,349	53.8%
Comprehensive income	2,219,176	2,618,192	18.0%
Comprehensive income per share (pesos)	3.9558	5.0347	27.3%
Comprehensive income per ADS (US dollars)	1.7138	2.5293	19.2%

Operating income margin	30.6%	41.5%	35.7%
Operating income margin (excluding IFRIC 12)	39.3%	53.3%	35.5%
EBITDA margin	45.9%	53.4%	16.3%
EBITDA margin (excluding IFRIC 12)	58.9%	68.6%	16.5%
Costs of services and improvements / total revenues	43.5%	38.0%	(12.7%)
Cost of services / total revenues (excluding IFRIC 12)	27.4%	20.3%	(26.0%)

- Net income and comprehensive income per share for 1H21 were calculated based on 520,024,505 shares outstanding and for 1H20 were calculated based on 525,525,547 shares outstanding. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 19.9060 per U.S. dollar (the noon buying rate on June 30, 2021, as published by the U.S. Federal Reserve Board).
- For purposes of the consolidation of the Montego Bay and Kingston airports, the average exchange rate of Ps. 19.8027 per U.S. dollar for the six months ended June 30, 2021, was used.

Revenues (1H21 vs. 1H20)

  Aeronautical services revenues increased by Ps. 1,420.7 million, or 38.7%.
  Non-aeronautical services revenues increased by Ps. 193.7 million, or 14.3%.
  Revenues from improvements to concession assets increased by Ps. 465.5 million, or 32.7%.
  Total revenues increased by Ps. 2,079.8 million, or 32.2%.
  The change in aeronautical services revenues was composed of the following factors:

    Revenues at the Company’s Mexican airports increased by Ps. 1,529.8 million or 51.3% compared to 1H20, mainly as a result of the 44.9% increase in passenger traffic and the increase in the maximum tariffs applicable for 2021 as a result of the Extraordinary Review Process of our Master Development Program.

    Revenues from the Montego Bay airport decreased by Ps. 123.6 million, or 24.4%, compared to 1H20. This was mainly due to the 16.4% decrease in passenger traffic and the 6.6% appreciation of the peso versus the U.S. dollar during 1H21, which went from an average exchange rate of Ps. 21.6091 in 1H20 to Ps. 20.1847 in 1H21.

    Revenues from the Kingston airport increased by Ps. 14.4 million, or 7.8% compared to 1H20, mainly due to an increase in tariffs beginning in April 2020 and partially offset by a 20.4% decrease in passenger traffic and the 6.6% appreciation of the peso versus the dollar.

  The change in non-aeronautical services revenues was composed primarily of the following factors:

    Revenues from the Company’s Mexican airports increased by Ps. 218.6 million, or 20.3%, compared to 1H20. Revenues from businesses operated by third parties increased by Ps. 193.3 million, or 27.9%. This was mainly due to an increase in revenues from duty-free stores, food and beverage, time shares, retail, car rentals and other commercial revenues, which jointly increased by Ps. 176.7 million, or 32.3%. Revenues from businesses operated directly by the Company increased by Ps. 27.6 million, or 9.0%. This increase was primarily due to a Ps. 67.1 million increase in revenue from parking and was partially offset by a Ps. 49.7 million decrease in combined revenues from publicity and VIP lounges. The recovery of costs decreased by Ps. 2.4 million, or 3.3%.

    Revenues from the Montego Bay airport decreased by Ps. 10.6 million, or 5.2%, compared to 1H20. Revenues in U.S. dollars increased by US$ 0.2 million, or 1.5%. However, the 6.6% appreciation of the peso versus the dollar offset the revenue increase.

    Revenues from the Kingston airport declined by Ps. 14.2 million, or 18.8%, compared to 1H20. Revenues in U.S. dollars decreased by US$ 0.5 million, or 13.1%. The 6.6% appreciation of the peso versus the dollar further contributed to the decrease.
	6M20	6M21	Change
Businesses operated by third parties:
Duty-free	177,674	222,438	25.2%
Food and beverage	177,321	203,829	14.9%
Retail	143,233	165,662	15.7%
Car rentals	156,716	175,653	12.1%
Leasing of space	105,197	110,244	4.8%
Time shares	53,543	80,020	49.4%
Ground transportation	50,674	61,072	20.5%
Communications and financial services	36,927	38,875	5.3%
Other commercial revenues	39,064	58,321	49.3%
Total	940,349	1,116,116	18.7%

Businesses operated directly by us:
Car parking	101,234	167,265	65.2%
VIP lounges	100,687	84,410	(16.2%)
Advertising	57,673	21,857	(62.1%)
Convenience stores	58,812	69,045	17.4%
Total	318,406	342,577	7.6%
Recovery of costs	94,727	88,445	(6.6%)
Total Non-aeronautical Revenues	1,353,482	1,547,138	14.3%

Figures expressed in thousands of Mexican pesos.

  Revenues from improvements to concession assets2
  Revenues from improvements to concession assets (IFRIC-12) increased by Ps. 465.5 million, or 32.7%, compared to 1H20, mainly in:

    The Company’s Mexican airports, which increased by Ps. 503.6 million, or 37.4%, as a result of the increase in committed investments in the Master Development Program for the 2020-2024 period.

    Improvements to concession assets at the Montego Bay airport decreased Ps. 38.1 million, or 48.0%. During 1H21, no investments in improvements to concession assets were made at the Kingston airport.

________________________
[1] Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12), but this recognition does not have a cash impact or an impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed in accordance with the Company’s Master Development Programs in Mexico and Capital Development Program in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

Total operating costs increased by Ps. 511.9 million, or 11.4%, compared to 1H20, mainly due to a Ps. 465.5 million, or 32.7%, increase in the cost of improvements to the concession assets (IFRIC-12) and a Ps. 61.9 million, or 8.3%, increase in concession taxes and technical assistance fees. This increase was partially offset by a Ps. 31.8 million, or 2.3% decrease in cost of services (excluding the cost of improvements to concession assets, operating costs increased Ps. 46.5 million, or 1.5%). Operating costs was composed primarily of the following factors:

Mexican Airports:

  Operating costs increased by Ps. 715.4 million, or 20.7%, compared to 1H20, primarily due to a Ps. 503.6 million, or 37.4%, increase in the cost of improvements to the concession assets (IFRIC-12), a Ps. 170.2 million, or 33.1%, increase in technical assistance fees and concession taxes as a result of the increase in revenues, a Ps. 35.4 million, or 4.9%, increase in depreciation and amortization and a Ps. 13.0 million, or 1.3%, increase in the cost of services.

The cost of services during 1H21 was mainly comprised of the following:

  Employee costs increased Ps. 58.5 million, or 15.5%, compared to 1H20, mainly due to the recognition of labor provisions in accordance with the reform to the Labor Law in Mexico and the hiring of additional personnel as required for airport operations.
  Safety, security, and insurance costs increased Ps. 23.4 million, or 15.3%, compared to 1H20.
  Other operating expenses decreased by Ps. 69.5 million or 30.2%, compared to 1H20, mainly due to a Ps. 72.1 million, or 91.4%, decrease in the allowance for credit losses, professional fees, publicity, sanitation supplies, and the decrease in the purchase of supplies and donations to the medical sector for the prevention of COVID-19.

Montego Bay Airport:

  Operating costs decreased by Ps. 177.7 million, or 24.6% compared to 1H20, mainly due to a Ps. 108.9 million, or 60.8%, decrease in concession taxes, a Ps. 17.7 million, or 8.7%, decrease in the cost of services, a Ps. 38.1 million, or 48.0%, decrease in the cost of improvements to concession assets (IFRIC-12), and a Ps. 10.1 million, or 4.0%, decrease in depreciation and amortization. Operating costs in U.S. dollars declined by US$ 9.2 million.

Kingston Airport:

  Operating costs decreased by Ps. 25.7 million, or 8.5% compared to 1H20, mainly due to a Ps. 26.9 million, or 19.1%, decrease in the cost of services. Operating costs in U.S. dollars decreased by US$ 1.3 million.

Operating margin went from 30.6% in 1H20 to 41.5% in 1H21. Excluding the effects of IFRIC-12, operating margin went from 39.3% to 53.3% in 1H21. Operating income increased Ps. 1,567.9 million, or 79.5%, compared to 1H20. EBITDA margin increased 750 basis points from 45.9% in 1H20 to 53.4% in 1H21. Excluding the effects of IFRIC-12, EBITDA margin increased 970 basis points from 58.9% in 1H20 to 68.6% in 1H21. The nominal value of EBITDA was Ps. 4,554.3 million in 1H21 compared to Ps. 2,960.5 million in 1H20, an increase of 53.8%. Financial cost increased by Ps. 159.3 million, from a net expense of Ps. 326.2 million in 1H20 to a net expense of Ps. 485.5 million in 1H21. This increase was mainly the result of:

  Foreign exchange rate fluctuations went from an income of Ps. 187.1 million in 1H20 to an income of Ps. 117.5 million in 1H21. This generated a decrease in the foreign exchange gain of Ps. 69.6 million. Currency translation effect income also decreased by Ps. 1,436.4 million as compared to 1H20, due to the fact that the exchange rate for 1H20 closed at Ps. 22.9715 and for 1H21 it closed at Ps. 19.8027, an appreciation by the peso of 13.8%.

  An increase in interest expense of Ps. 92.3 million, or 13.1%, compared to 1H20, mainly due to higher debt as a result of the issuance of long-term bonds issued during 2021.

  Interest income increased by Ps. 2.6 million, or 1.4%, compared to 1H20, mainly due to an increase in the average balance of cash and cash equivalents during 1H21.

In 1H21, comprehensive income increased Ps. 399.0 million, or 18.0% compared to 1H20. This increase was mainly due to the Ps. 1,408.6 million increase in profit before taxes and the Ps. 588.1 million increase in the cash flow hedge reserve. This increase was partially offset by a Ps. 1,436.4 million decrease in currency translation effect.

During 1H21, net income increased Ps. 1,235.7 million, or 100.8% compared to 1H20. Income taxes increased by Ps. 172.9 million, or 41.0%, as a result of a Ps. 332.1 million increase in current income taxes and were partially offset by a Ps. 159.2 million increase in the benefit for deferred taxes, mainly due to a higher inflation rate, that went from 0.6% in 1H20 to 3.4% in 1H21.

Statement of Financial Position

Total assets as of June 30, 2021, increased by Ps. 1,435.0 million as compared to June 30, 2020, primarily due to the following items: (i) improvements to concession assets of Ps. 1,026.5 million; (ii) machinery, equipment and leasehold improvements and advances to suppliers of Ps. 729.7 million; (iii) trade accounts receivable of Ps. 494.4 million and (iv) other current assets of Ps. 394.3 million. This was partially offset by a Ps. 1,022.6 million decrease in the value of concession assets (due to the valuation of the Jamaica concessions in U.S. dollars and the appreciation of the peso), among others.

Total liabilities as of June 30, 2021, increased by Ps. 2,063.7 million compared to June 30, 2020. This increase was primarily due to the following items: (i) issuance of Ps. 4,500.0 million in long-term bonds and (ii) concession taxes of Ps. 190.8 million. This was partially offset by decreases of: (i) Ps. 2,000.0 million in bank loans, (ii) Ps. 590.2 million in derivative financial instruments and (iii) Ps. 227.1 million in deferred taxes, among others.

Recent Events

On July 2, 2021, the Ps. 1,500.0 million maturity payment was made on “GAP16” debt securities with the proceeds obtained from the issuance on May 7, 2021.

From March 1st, 2021, and as of the date of this report, the Company has repurchased 8,721,192 shares at an average price of Ps. 217.00 per share, for a total of Ps. 1,892.4 million.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz, and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali, and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS, and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	2Q20	2Q21	Change	6M20	6M21	Change
Guadalajara
Aeronautical services	170,144	801,607	371.1%	975,551	1,428,326	46.4%
Non-aeronautical services	83,201	210,343	152.8%	302,391	372,292	23.1%
Improvements to concession assets (IFRIC 12)	172,627	281,771	63.2%	431,567	563,542	30.6%
Total Revenues	425,972	1,293,721	203.7%	1,709,507	2,364,159	38.3%
Operating (loss) income	(12,121)	663,821	5576.7%	667,015	1,144,946	71.7%
EBITDA	79,807	756,372	847.7%	849,966	1,340,433	57.7%

Tijuana
Aeronautical services	128,227	502,450	291.8%	508,525	834,812	64.2%
Non-aeronautical services	46,017	114,282	148.4%	163,218	201,045	23.2%
Improvements to concession assets (IFRIC 12)	95,507	408,844	328.1%	238,766	814,066	240.9%
Total Revenues	269,750	1,025,577	280.2%	910,509	1,849,922	103.2%
Operating income	1,084	413,895	38089.0%	305,299	644,762	111.2%
EBITDA	62,999	475,112	654.2%	429,375	774,446	80.4%

Los Cabos
Aeronautical services	44,404	539,396	1114.7%	474,805	863,652	81.9%
Non-aeronautical services	37,445	217,022	479.6%	252,977	346,090	36.8%
Improvements to concession assets (IFRIC 12)	108,233	124,067	14.6%	270,583	222,815	(17.7%)
Total Revenues	190,082	880,484	363.2%	998,365	1,432,558	43.5%
Operating (loss) income	(58,947)	548,325	1030.2%	392,276	819,034	108.8%
EBITDA	7,720	610,502	7807.6%	524,268	945,321	80.3%

Puerto Vallarta
Aeronautical services	29,989	329,995	1000.4%	484,538	555,761	14.7%
Non-aeronautical services	29,183	106,473	264.8%	170,709	175,514	2.8%
Improvements to concession assets (IFRIC 12)	75,804	78,275	3.3%	189,511	155,633	(17.9%)
Total Revenues	134,976	514,743	281.4%	844,758	886,909	5.0%
Operating (loss) income	(49,519)	289,658	684.9%	387,502	453,018	16.9%
EBITDA	(7,701)	332,049	4411.6%	469,982	542,136	15.4%

Montego Bay
Aeronautical services	50,229	247,781	393.3%	506,791	383,205	(24.4%)
Non-aeronautical services	58,020	115,814	99.6%	203,673	193,051	(5.2%)
Improvements to concession assets (IFRIC 12)	63,390	21,577	(66.0%)	79,377	41,273	(48.0%)
Total Revenues	171,639	385,172	124.4%	789,841	617,529	(21.8%)
Operating (loss) income	(136,422)	102,791	175.3%	67,090	72,485	8.0%
EBITDA	517	224,576	43305.5%	320,634	315,892	(1.5%)

Exhibit A: Operating results by airport (in thousands of pesos): (continued)

Airport	2Q20	2Q21	Change	6M20	6M21	Change
Guanajuato
Aeronautical services	21,967	148,653	576.7%	163,714	248,529	51.8%
Non-aeronautical services	16,977	36,051	112.4%	63,953	62,570	(2.2%)
Improvements to concession assets (IFRIC 12)	21,646	3,094	(85.7%)	54,116	6,187	(88.6%)
Total Revenues	60,590	187,798	210.0%	281,783	317,287	12.6%
Operating (loss) income	(8,907)	116,878	1412.2%	113,980	186,058	63.2%
EBITDA	9,224	135,633	1370.4%	149,494	223,356	49.4%

Hermosillo
Aeronautical services	17,314	82,214	374.8%	100,283	143,002	42.6%
Non-aeronautical services	11,519	19,910	72.8%	35,810	35,761	(0.1%)
Improvements to concession assets (IFRIC 12)	2,898	4,341	49.8%	7,246	8,682	19.8%
Total Revenues	31,731	106,465	235.5%	143,339	187,446	30.8%
Operating (loss) income	(15,892)	47,961	401.8%	31,792	70,345	121.3%
EBITDA	3,022	66,432	2098.3%	69,723	109,106	56.5%

Others (1)
Aeronautical services	89,602	371,509	314.6%	461,452	639,084	38.5%
Non-aeronautical services	49,280	89,727	82.1%	160,751	158,402	(1.5%)
Improvements to concession assets (IFRIC 12)	61,437	39,014	(36.5%)	153,592	78,027	(49.2%)
Total Revenues	200,319	500,250	149.7%	775,795	875,513	12.9%
Operating (loss) income	(96,136)	118,958	223.7%	(15,563)	134,498	964.2%
EBITDA	(36,625)	182,761	599.0%	102,764	264,510	157.4%

Total
Aeronautical services	551,875	3,023,604	447.9%	3,675,657	5,096,371	38.7%
Non-aeronautical services	331,641	909,622	174.3%	1,353,482	1,544,725	14.1%
Improvements to concession assets (IFRIC 12)	601,542	960,983	59.8%	1,424,757	1,890,226	32.7%
Total Revenues	1,485,058	4,894,209	229.6%	6,453,898	8,531,322	32.2%
Operating (loss) income	(376,860)	2,302,287	710.9%	1,949,390	3,525,147	80.8%
EBITDA	118,965	2,783,437	2239.7%	2,916,205	4,515,200	54.8%

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia, and Kingston airports.

Exhibit B: Consolidated statement of financial position as of June 30 (in thousands of pesos):

	2020	2021	Change	%
Assets
Current assets
Cash and cash equivalents	15,748,829	15,502,987	(245,842)	(1.6%)
Trade accounts receivable - Net	1,060,950	1,555,349	494,399	46.6%
Other current assets	821,097	1,215,368	394,271	48.0%
Total current assets	17,630,876	18,273,704	642,828	3.6%

Advanced payments to suppliers	367,078	627,829	260,751	71.0%
Machinery, equipment and improvements to leased buildings - Net	1,999,903	2,468,753	468,850	23.4%
Improvements to concession assets - Net	12,978,449	14,004,941	1,026,492	7.9%
Airport concessions - Net	11,426,767	10,404,130	(1,022,637)	(8.9%)
Rights to use airport facilities - Net	1,318,500	1,245,103	(73,397)	(5.6%)
Deferred income taxes	5,855,337	6,043,134	187,797	3.2%
Other non-current assets	212,791	157,094	(55,697)	(26.2%)
Total assets	51,789,700	53,224,688	1,434,988	2.8%

Liabilities
Current liabilities	6,079,799	5,390,130	(689,669)	(11.3%)
Long-term liabilities	22,821,284	25,574,660	2,753,376	12.1%
Total liabilities	28,901,083	30,964,790	2,063,707	7.1%

Stockholders' Equity
Common stock	6,185,082	4,185,082	(2,000,000)	(32.3%)
Legal reserve	1,592,551	1,592,551	-	0.0%
Net income	1,227,550	2,463,307	1,235,757	100.7%
Retained earnings	9,940,035	9,927,597	(12,438)	(0.1%)
Reserve for share repurchase	3,283,374	5,264,666	1,981,292	60.3%
Repurchased shares	(1,733,374)	(2,944,448)	(1,211,074)	69.9%
Foreign currency translation reserve	1,711,320	951,116	(760,204)	(44.4%)
Remeasurements of employee benefit – Net	(3,099)	(8,215)	(5,116)	165.1%
Cash flow hedges- Net	(520,200)	(231,080)	289,120	(55.6%)
Total controlling interest	21,683,239	21,200,576	(482,663)	(2.2%)
Non-controlling interest	1,205,379	1,059,323	(146,056)	(12.1%)
Total stockholder's equity	22,888,618	22,259,899	(628,719)	(2.7%)

Total liabilities and stockholders' equity	51,789,700	53,224,688	1,434,988	2.8%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

	2Q20	2Q21	Change	6M20	6M21	Change
Cash flows from operating activities:
Consolidated net (loss) income	(582,208)	1,423,973	344.6%	1,225,855	2,461,552	100.8%

Postemployment benefit costs	2,048	7,771	279.4%	6,666	16,671	150.1%
Allowance expected credit loss	41,084	(2,455)	(106.0%)	87,051	21,070	(75.8%)
Depreciation and amortization	505,174	510,380	1.0%	987,231	1,013,125	2.6%
(Gain) loss on sale of machinery, equipment and improvements to leased assets	(11,147)	739	106.6%	(14,199)	1,335	109.4%
Interest expense	312,080	419,651	34.5%	626,261	800,790	27.9%
Share of profit of associate	89	-	(100.0%)	3	(1)	(133.3%)
Provisions	885	6,635	649.7%	(1,345)	(5,677)	322.1%
Income tax expense	(97,616)	456,589	567.7%	421,271	594,170	41.0%
Unrealized exchange loss	(111,964)	(226,877)	102.6%	652,719	(63,839)	(109.8%)
Net loss on derivative financial instruments	30,312	-	(100.0%)	58,754	-	(100.0%)
	88,737	2,596,406	2826.0%	4,050,266	4,839,196	19.5%
Changes in working capital:
(Increase) decrease in
Trade accounts receivable	711,733	(243,232)	(134.2%)	382,344	(316,920)	(182.9%)
Recoverable tax on assets and other assets	(617,650)	(18,877)	(96.9%)	(458,057)	(75,310)	(83.6%)
(Decrease) increase
Concession taxes payable	(411,611)	103,830	125.2%	(376,329)	60,738	116.1%
Accounts payable	(565,673)	174,976	130.9%	(343,322)	216,618	163.1%
Cash (used) generated by operating activities	(794,463)	2,613,101	428.9%	3,254,903	4,724,322	45.1%
Income taxes paid	(152,568)	(82,750)	(45.8%)	(629,357)	(385,099)	(38.8%)
Net cash flows provided by operating activities	(947,031)	2,530,351	367.2%	2,625,546	4,339,223	65.3%

Cash flows from investing activities:
Machinery, equipment and improvements to concession assets	(606,257)	(849,081)	40.1%	(1,244,295)	(1,679,015)	34.9%
Cash flows from sales of machinery and equipment	28	2,296	8100.0%	193	2,947	1426.9%
Other investment activities	(40,617)	(27,577)	(32.1%)	(55,001)	(24,372)	(55.7%)
Net cash used by investment activities	(646,847)	(874,362)	35.2%	(1,299,104)	(1,700,441)	30.9%

Cash flows from financing activities:
Capital distribution	-	(2,000,000)	100.0%	-	(2,000,000)	100.0%
Debt securities	4,200,000	4,500,000	7.1%	7,200,000	4,500,000	(37.5%)
Payment from Debt securities	-	-	0.0%	(2,200,000)	-	(100.0%)
Bank loans	-	(2,080,739)	100.0%	-	(5,860,151)	100.0%
Repurchase of shares	-	(872,890)	100.0%	-	(1,211,074)	100.0%
Interest paid	(257,118)	(433,039)	68.4%	(608,416)	(772,236)	26.9%
Bank loans	2,151,264	-	(100.0%)	2,151,264	3,779,413	75.7%
Interest paid on lease	(675)	(438)	(35.1%)	(1,392)	(940)	(32.5%)
Payments of obligations for leasing	(3,163)	(2,985)	(5.6%)	(6,815)	(6,045)	(11.3%)
Net cash flows used in financing activities	6,090,308	(890,091)	(114.6%)	6,534,640	(1,571,033)	(124.0%)

Effects of exchange rate changes on cash held	278,509	8,698	(96.9%)	387,554	(9,311)	(102.4%)
Net increase in cash and cash equivalents	4,774,939	774,596	(83.8%)	8,248,636	1,058,438	(87.2%)
Cash and cash equivalents at beginning of year	10,973,890	14,728,391	34.2%	7,500,193	14,444,549	92.6%
Cash and cash equivalents at the end of year	15,748,829	15,502,987	(1.6%)	15,748,829	15,502,987	(1.6%)

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):

	2Q20	2Q21	Change	6M20	6M21	Change
Revenues
Aeronautical services	551,875	3,023,604	447.9%	3,675,657	5,096,371	38.7%
Non-aeronautical services	331,641	911,151	174.7%	1,353,482	1,547,138	14.3%
Improvements to concession assets (IFRIC 12)	601,542	960,983	59.8%	1,424,757	1,890,226	32.7%
Total revenues	1,485,058	4,895,738	229.7%	6,453,897	8,533,734	32.2%

Operating costs
Costs of services:	643,554	695,644	8.1%	1,380,112	1,348,342	(2.3%)
Employee costs	239,260	289,828	21.1%	486,466	533,462	9.7%
Maintenance	97,402	109,037	11.9%	211,805	203,476	(3.9%)
Safety, security & insurance	104,079	124,605	19.7%	229,405	248,431	8.3%
Utilities	79,692	95,591	20.0%	171,319	172,764	0.8%
Other operating expenses	123,121	76,583	(37.8%)	281,117	190,209	(32.3%)

Technical assistance fees	8,777	135,441	1443.1%	141,041	223,798	58.7%
Concession taxes	94,721	303,817	220.7%	538,427	517,657	(3.9%)
Depreciation and amortization	505,174	510,380	1.0%	987,231	1,013,125	2.6%
Cost of improvements to concession assets (IFRIC 12)	601,542	960,983	59.8%	1,424,757	1,890,226	32.7%
Other (income) expense	(58)	2,712	4775.9%	9,022	(637)	(107.1%)
Total operating costs	1,853,710	2,608,977	40.7%	4,480,591	4,992,510	11.4%
(Loss) income from operations	(368,651)	2,286,761	720.3%	1,973,307	3,541,224	79.5%

Financial Result	(311,089)	(406,199)	30.6%	(326,183)	(485,503)	48.8%
Share of loss of associates	(83)	-	100.0%	3	1	66.7%
Income (loss) before income taxes	(679,823)	1,880,562	376.6%	1,647,127	3,055,722	85.5%
Income taxes	97,616	(456,589)	(567.7%)	(421,271)	(594,170)	41.0%
Net (loss) income	(582,207)	1,423,973	344.6%	1,225,856	2,461,552	100.8%
Currency translation effect	(66,233)	(146,953)	121.9%	1,351,131	(85,224)	(106.3%)
Cash flow hedges, net of income tax	(287,997)	23,233	108.1%	(348,105)	240,027	169.0%
Remeasurements of employee benefit – net income tax	(9,558)	735	107.7%	(9,705)	1,837	118.9%
Comprehensive (loss) income	(945,995)	1,300,988	237.5%	2,219,177	2,618,192	18.0%
Non-controlling interest	29,645	13,545	(54.3%)	(164,109)	650	100.4%
Comprehensive (loss) income attributable to controlling interest	(916,350)	1,314,533	243.5%	2,055,068	2,618,842	27.4%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”).

Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

	Common Stock	Legal Reseve	Reserve for Share Repurchase	Repurchased Shares	Retained Earnings	Other comprehensive income	Total controlling interest	Non- controlling interest	Total Stockholders' Equity
Balance as of January 1, 2020	6,185,082	1,592,551	3,283,374	(1,733,374)	9,940,035	360,504	19,628,172	1,041,271	20,669,443
Comprehensive income:
Net income	-	-	-	-	1,227,550	-	1,227,550	(1,695)	1,225,855
Foreign currency translation reserve	-	-	-	-	-	1,185,327	1,185,327	165,804	1,351,131
Remeasurements of employee benefit – Net	-	-	-	-	-	(9,705)	(9,705)	-	(9,705)
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	(348,105)	(348,105)	-	(348,105)
Balance as of June 30, 2020	6,185,082	1,592,551	3,283,374	(1,733,374)	11,167,585	1,188,022	21,683,240	1,205,379	22,888,618

Balance as of January 1, 2021	6,185,082	1,592,551	3,283,374	(1,733,374)	11,908,891	556,287	21,792,811	1,059,972	22,852,783
Reserve for share repurchase	-	-	1,981,292	-	(1,981,292)	-	-	-	-
Capital distribution	(2,000,000)	-	-	-	-	-	(2,000,000)	-	(2,000,000)
Repurchase of share	-	-	-	(1,211,074)	-	-	(1,211,074)	-	(1,211,074)
Comprehensive income:
Net income	-	-	-	-	2,463,307	-	2,463,307	(1,756)	2,461,552
Foreign currency translation reserve	-	-	-	-	-	(86,330)	(86,330)	1,106	(85,224)
Remeasurements of employee benefit – Net	-	-	-	-	-	1,837	1,837	-	1,837
Reserve for cash flow hedges – Net of income tax	-	-	-	-	-	240,027	240,027	-	240,027
Balance as of June 30, 2021	4,185,082	1,592,551	5,264,666	(2,944,448)	12,390,904	711,821	21,200,576	1,059,323	22,259,899

For presentation purposes, the 25.5% stake in Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) held by Vantage appears in the Stockholders’ Equity of the Company as a non-controlling interest.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized pursuant to Mexican Financial Reporting Standards (MFRS) through December 31, 2007, were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For purposes of reporting to stock exchanges, the consolidated financial statements will continue being prepared in accordance with IFRS, as issued by the IASB.

Exhibit F: Other operating data:

	2Q19	2Q21	Change	6M20	6M21	Change
Total passengers	1,666.2	11,040.1	562.6%	13,391.4	18,446.9	37.8%
Total cargo volume (in WLUs)	462.2	688.7	49.0%	1,015.0	1,356.7	33.7%
Total WLUs	2,128.3	11,728.8	451.1%	14,406.4	19,803.5	37.5%

Aeronautical & non aeronautical services per passenger (pesos)	530.3	356.4	(32.8%)	375.6	360.1	(4.1%)
Aeronautical services per WLU (pesos)	259.3	257.8	(0.6%)	255.1	257.3	0.9%
Non aeronautical services per passenger (pesos)	199.0	82.5	(58.5%)	101.1	83.9	(17.0%)
Cost of services per WLU (pesos)	302.4	59.3	(80.4%)	95.8	68.1	(28.9%)

WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Passenger Traffic and Consolidated Results for 2Q21 and 1H21 compared to the same periods of 2019:

Domestic Terminal Passengers – 14 airports (in thousands):
Airport	2Q19	2Q21	Change	6M19	6M21	Change
Guadalajara	2,674.0	2,177.8	(18.6%)	5,094.4	3,751.4	(26.4%)
Tijuana *	1,533.7	1,773.3	15.6%	2,894.9	3,184.1	10.0%
Los Cabos	490.9	520.5	6.0%	885.5	887.4	0.2%
Puerto Vallarta	479.5	453.1	(5.5%)	831.3	753.5	(9.4%)
Guanajuato	532.3	394.9	(25.8%)	994.3	680.9	(31.5%)
Montego Bay	2.4	0.0	(100.0%)	4.2	0.0	(100.0%)
Hermosillo	475.0	360.8	(24.0%)	859.9	618.4	(28.1%)
Mexicali	303.4	273.0	(10.0%)	569.4	463.2	(18.6%)
Morelia	115.7	145.8	26.0%	225.9	255.7	13.2%
La Paz	256.3	228.5	(10.8%)	466.4	397.7	(14.7%)
Aguascalientes	162.3	144.6	(10.9%)	305.2	242.4	(20.6%)
Kingston	0.0	0.7	N/A	0.0	0.7	N/A
Los Mochis	103.3	91.7	(11.3%)	187.1	162.6	(13.1%)
Manzanillo	25.4	23.1	(8.8%)	49.2	40.3	(18.2%)
Total	7,154.1	6,587.9	(7.9%)	13,367.7	11,438.1	(14.4%)
*CBX users are classified as international passengers.

International Terminal Passengers – 14 airports (in thousands):
Airport	2Q19	2Q21	Change	6M19	6M21	Change
Guadalajara	1,088.6	949.3	(12.8%)	2,076.7	1,544.3	(25.6%)
Tijuana *	736.1	737.8	0.2%	1,394.2	1,162.6	(16.6%)
Los Cabos	963.1	983.4	2.1%	2,019.3	1,517.8	(24.8%)
Puerto Vallarta	713.7	575.8	(19.3%)	1,970.6	928.2	(52.9%)
Guanajuato	173.8	163.4	(6.0%)	345.1	248.8	(27.9%)
Montego Bay	1,179.9	656.8	(44.3%)	2,516.2	961.5	(61.8%)
Hermosillo	17.4	25.9	49.1%	34.5	45.8	32.8%
Mexicali	1.9	1.1	(40.7%)	3.3	1.8	(45.5%)
Morelia	105.8	101.8	(3.8%)	207.1	176.9	(14.6%)
La Paz	3.1	4.3	41.2%	6.6	8.3	24.9%
Aguascalientes	54.8	54.6	(0.3%)	99.3	88.6	(10.9%)
Kingston	0.0	183.4	N/A	0.0	298.8	N/A
Los Mochis	1.9	2.4	29.6%	3.5	4.0	13.4%
Manzanillo	15.2	12.1	(20.3%)	52.3	21.5	(59.0%)
Total	5,055.2	4,452.2	(11.9%)	10,728.8	7,008.7	(34.7%)
*CBX users are classified as international passengers.

Total Terminal Passengers – 14 airports (in thousands):
Airport	2Q19	2Q21	Change	6M19	6M21	Change
Guadalajara	3,762.6	3,127.2	(16.9%)	7,171.1	5,295.7	(26.2%)
Tijuana *	2,269.7	2,511.1	10.6%	4,289.1	4,346.6	1.3%
Los Cabos	1,453.9	1,503.9	3.4%	2,904.8	2,405.1	(17.2%)
Puerto Vallarta	1,193.2	1,028.9	(13.8%)	2,801.9	1,681.8	(40.0%)
Guanajuato	706.2	558.3	(20.9%)	1,339.4	929.7	(30.6%)
Montego Bay	1,182.5	656.8	(44.5%)	2,520.4	961.5	(61.9%)
Hermosillo	492.4	386.8	(21.4%)	894.5	664.2	(25.7%)
Mexicali	305.3	274.1	(10.2%)	572.7	465.0	(18.8%)
Morelia	221.5	247.6	11.8%	433.0	432.5	(0.1%)
La Paz	259.4	232.9	(10.2%)	473.0	406.0	(14.2%)
Aguascalientes	217.1	199.3	(8.2%)	404.6	330.9	(18.2%)
Kingston	0.0	184.1	N/A	0.0	299.5	N/A
Los Mochis	105.2	94.1	(10.6%)	190.6	166.6	(12.6%)
Manzanillo	40.5	35.2	(13.1%)	101.5	61.7	(39.2%)
Total	12,209.3	11,040.1	(9.6%)	24,096.5	18,446.9	(23.4%)
*CBX users are classified as international passengers.

CBX Users (thousands)						Table 20
Airport	2Q19	2Q21	Change	6M19	6M21	Change
Tijuana	723.6	731.6	1.1%	1,370.9	1,152.6	(15.9%)

The Company took control of the operation of the Kingston airport on October 10, 2019, consequently no figures are available for comparison purposes from January to June 2019.

Consolidated Results and Other Data for 2Q21 and 1H21 compared with 2019 (in thousands of pesos):

	2Q19	2Q21	Change	6M19	6M21	Change
Revenues
Aeronautical services	2,577,773	3,023,604	17.3%	5,209,098	5,096,371	(2.2%)
Non-aeronautical services	957,275	911,151	(4.8%)	1,858,600	1,547,138	(16.8%)
Improvements to concession assets (IFRIC 12)	122,363	960,983	685.4%	268,850	1,890,226	603.1%
Total revenues	3,657,411	4,895,738	33.9%	7,336,548	8,533,734	16.3%

Operating costs
Costs of services	705,304	695,644	(1.4%)	1,300,943	1,348,342	3.6%
Technical assistance fees	113,644	135,441	19.2%	229,218	223,798	(2.4%)
Concession taxes	292,887	303,817	3.7%	618,154	517,657	(16.3%)
Depreciation and amortization	425,839	510,380	19.9%	847,440	1,013,125	19.6%
Cost of improvements to concession assets (IFRIC 12)	122,363	960,983	685.4%	268,850	1,890,226	603.1%
Other (income) expense	(5,025)	2,712	(154.0%)	(8,933)	(637)	(92.9%)
Total operating costs	1,655,012	2,608,977	57.6%	3,255,672	4,992,510	53.3%
Income from operations	2,002,399	2,286,761	14.2%	4,080,877	3,541,224	(13.2%)

Financial Result	(235,745)	(406,199)	72.3%	(318,354)	(485,502)	52.5%
Income taxes	(503,081)	(456,589)	(9.2%)	(1,101,400)	(594,170)	(46.1%)
Net income	1,263,573	1,423,973	12.7%	2,661,123	2,461,552	(7.5%)
Currency translation effect	(45,788)	(146,953)	220.9%	(139,739)	(85,224)	(39.0%)
Cash flow hedges, net of income tax	-	23,233	100.0%	-	240,027	100.0%
Remeasurements of employee benefit – net income tax	(146)	735	(603.4%)	(293)	1,837	(727.0%)
Comprehensive income	1,217,639	1,300,988	6.8%	2,521,091	2,618,192	3.9%
Non-controlling interest	(19,763)	13,545	168.5%	(44,929)	650	101.4%
Comprehensive income attributable to controlling interest	1,197,876	1,314,533	9.7%	2,476,162	2,618,842	5.8%

	2Q19	2Q21	Change	6M19	6M21	Change
EBITDA	2,428,238	2,797,141	15.2%	4,928,317	4,554,349	(7.6%)
Comprehensive income	1,217,639	1,300,988	6.8%	2,521,091	2,618,192	3.9%
Comprehensive income per share (pesos)	2.17	2.5018	15.3%	4.4939	5.0347	12.0%
Comprehensive income per ADS (US dollars)	1.13	1.2568	11.2%	2.3395	2.5293	8.1%

Operating income margin	54.7%	46.7%	(14.7%)	55.6%	41.5%	(25.4%)
Operating income margin (excluding IFRIC 12)	56.6%	58.1%	2.6%	57.7%	53.3%	(7.7%)
EBITDA margin	66.4%	57.1%	(13.9%)	67.2%	53.4%	(20.6%)
EBITDA margin (excluding IFRIC 12)	68.8%	71.2%	3.5%	69.7%	68.6%	(1.7%)
Costs of services and improvements / total revenues	22.6%	33.8%	49.5%	21.4%	38.0%	77.4%
Cost of services / total revenues (excluding IFRIC 12)	20.0%	17.7%	(11.4%)	18.4%	20.3%	10.3%

IR Contacts:

Saúl Villarreal, Chief Financial Officer	svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IRO and Corporate Finance Director	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +523338801100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: July 29, 2021	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer